UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Perrigo Company plc
(Name of Issuer)

Ordinary Shares, €0.001 par value
(Title of Class of Securities)

G97822103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,211,481
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,211,481
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 357,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 199,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 199,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 199,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS KILO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,994,762
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,994,762
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,994,762
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,994,762
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103
1	NAME OF REPORTING PERSON STARBOARD LEADERS SELECT III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 364,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,359,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,359,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,359,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,359,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G97822103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, €0.001 par value (the “Shares”), of Perrigo Company plc (the “Issuer”).  The address of the principal executive offices of the Issuer is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)	Starboard Leaders Kilo LLC, a Delaware limited liability company (“Starboard Kilo LLC”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Kilo LLC;

(viii)	Starboard Leaders Select III LP, a Delaware limited partnership (“Starboard Select III LP”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Leaders Select III GP LLC (“Starboard Select III GP”), as the general partner of Starboard Select III LP;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC and Starboard Select III GP;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. G97822103

(xii)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Kilo LLC, Starboard Select III LP, Starboard Leaders Fund, and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;

(xiii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xiv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xv)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xvi)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xvii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xviii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Kilo LLC, Starboard Leaders Fund, Starboard Select III LP, Starboard Select III GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Kilo LLC, Starboard Select III LP, Starboard Leaders Fund, and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard Select III GP serves as the general partner of Starboard Select III LP.  Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Kilo LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC, and Starboard Select III LP, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,211,481 Shares beneficially owned by Starboard V&O Fund is approximately $293,462,217, excluding brokerage commissions. The aggregate purchase price of the 357,227 Shares beneficially owned by Starboard S LLC is approximately $32,602,499, excluding brokerage commissions. The aggregate purchase price of the 199,049 Shares beneficially owned by Starboard C LP is approximately $18,107,409, excluding brokerage commissions. The aggregate purchase price of the 1,994,762 Shares beneficially owned by Starboard Kilo LLC is approximately $180,472,438, excluding brokerage commissions. The aggregate purchase price of the 364,351 Shares beneficially owned by Starboard Select III LP is approximately $32,617,847, excluding brokerage commissions. The aggregate purchase price of the 2,833,130 Shares held in the Starboard Value LP Accounts is approximately $239,059,241, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. G97822103

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 143,374,427 Shares outstanding, as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on November 11, 2016, Starboard V&O Fund beneficially owned 3,211,481 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 3,211,481
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,211,481
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on November 11, 2016, Starboard S LLC beneficially owned 357,227 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 357,227
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 357,227
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

C.	Starboard C LP

(a)	As of the close of business on November 11, 2016, Starboard C LP beneficially owned 199,049 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 199,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 199,049
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 199,049 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 199,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 199,049
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 199,049 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 199,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 199,049
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

F.	Starboard Kilo LLC

(a)	As of the close of business on November 11, 2016, Starboard Kilo LLC beneficially owned 1,994,762 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 1,994,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,994,762
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Kilo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Kilo LLC, may be deemed the beneficial owner of the 1,994,762 Shares owned by Starboard Kilo LLC.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 1,994,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,994,762
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard Select III LP

(a)	As of the close of business on November 11, 2016, Starboard Select III LP beneficially owned 364,351 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,351
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

I.	Starboard Select III GP

(a)	Starboard Select III GP, as the general partner of Starboard Select III LP, may be deemed the beneficial owner of the 364,351 Shares owned by Starboard Select III LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 364,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 364,351
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Select III GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund the managing member of Starboard Kilo LLC and Starboard Select III GP, may be deemed the beneficial owner of the (i) 1,994,762 Shares owned by Starboard Kilo LLC and (ii) 364,351 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 2,359,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,359,113
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

K.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 1,994,762 Shares owned by Starboard Kilo LLC and (ii) 364,351 Shares owned by Starboard Select III LP.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 2,359,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,359,113
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Starboard Value LP

(a)
As of the close of business on November 11, 2016, 2,833,130 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Kilo LLC, Starboard Select III LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,211,481 Shares owned by Starboard V&O Fund, (ii) 357,227 Shares owned by Starboard S LLC, (iii) 199,049 Shares owned by Starboard C LP, (iv) 1,994,762 Shares owned by Starboard Kilo LLC, (v) 364,351 Shares owned by Starboard Select III LP, and (vi) 2,833,130 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 8,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,960,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,211,481 Shares owned by Starboard V&O Fund, (ii) 357,227 Shares owned by Starboard S LLC, (iii) 199,049 Shares owned by Starboard C LP, (iv) 1,994,762 Shares owned by Starboard Kilo LLC, (v) 364,351 Shares owned by Starboard Select III LP and (vi) 2,833,130 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 8,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,960,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

N.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,211,481 Shares owned by Starboard V&O Fund, (ii) 357,227 Shares owned by Starboard S LLC, (iii) 199,049 Shares owned by Starboard C LP, (iv) 1,994,762 Shares owned by Starboard Kilo LLC, (v) 364,351 Shares owned by Starboard Select III LP and (vi) 2,833,130 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 8,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,960,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

O.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,211,481 Shares owned by Starboard V&O Fund, (ii) 357,227 Shares owned by Starboard S LLC, (iii) 199,049 Shares owned by Starboard C LP, (iv) 1,994,762 Shares owned by Starboard Kilo LLC, (v) 364,351 Shares owned by Starboard Select III LP and (vi) 2,833,130 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 8,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,960,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

P.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,211,481 Shares owned by Starboard V&O Fund, (ii) 357,227 Shares owned by Starboard S LLC, (iii) 199,049 Shares owned by Starboard C LP, (iv) 1,994,762 Shares owned by Starboard Kilo LLC, (v) 364,351 Shares owned by Starboard Select III LP and (vi) 2,833,130 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,960,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Kilo LLC and Starboard Select III LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. G97822103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 14, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Kilo LLC, Starboard Leaders Fund LP, Starboard Leaders Select III LP, Starboard Leaders Select III GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated November 14, 2016.

99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. G97822103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS KILO LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD LEADERS SELECT III LP
By: Starboard Leaders Select III GP LLC,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

STARBOARD LEADERS SELECT III GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. G97822103

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. G97822103

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of November 2017 Put Option ($60 Strike Price)	37,750	0.0100	09/19/2016
Sale of November 2017 Call Option ($60 Strike Price)	(37,750)	35.8754	09/19/2016
Purchase of Ordinary Shares	37,750	95.8854	09/19/2016
Sale of Ordinary Shares	(49,425)	97.9651	09/23/2016
Sale of Forward Contract	(396,510)	91.4332	09/30/2016
Purchase of Ordinary Shares	396,510	91.4332	09/30/2016
Sale of Cash-Settled Total Return Swap	(108,554)	92.2900	09/30/2016
Purchase of Ordinary Shares	108,554	92.3146	09/30/2016
Sale of Forward Contract	(1,654,713)	93.2501	09/30/2016
Purchase of Ordinary Shares	1,654,713	93.2501	09/30/2016
Sale of Cash-Settled Total Return Swap	(108,554)	92.6300	10/03/2016
Purchase of Ordinary Shares	108,554	92.6583	10/03/2016
Sale of Cash-Settled Total Return Swap	(92,238)	94.1500	10/04/2016
Purchase of Ordinary Shares	92,238	94.1797	10/04/2016
Purchase of Ordinary Shares	23,583	88.7065	10/11/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Forward Contract	(173,561)	93.8012	09/16/2016
Purchase of Ordinary Shares	173,561	93.8012	09/16/2016
Sale of Forward Contract	(32,900)	91.5600	09/19/2016
Purchase of Ordinary Shares	32,900	91.5600	09/19/2016
Sale of Ordinary Shares	(5,498)	97.9651	09/23/2016
Purchase of Ordinary Shares	2,617	88.7065	10/11/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Forward Contract	(96,166)	93.8215	09/16/2016
Purchase of Ordinary Shares	96,166	93.8215	09/16/2016
Sale of Forward Contract	(18,200)	91.5600	09/19/2016
Purchase of Ordinary Shares	18,200	91.5600	09/19/2016
Sale of Ordinary Shares	(3,063)	97.9651	09/23/2016
Purchase of Ordinary Shares	1,478	88.7065	10/11/2016

CUSIP NO. G97822103

STARBOARD LEADERS KILO LLC

Sale of Ordinary Shares	(30,003)	97.9651	09/23/2016
Sale of Forward Contract	(228,420)	91.1907	09/30/2016
Purchase of Ordinary Shares	228,420	91.1907	09/30/2016
Sale of Forward Contract	(358,193)	91.4125	09/30/2016
Purchase of Ordinary Shares	358,193	91.4125	09/30/2016
Sale of Cash-Settled Total Return Swap	(191,446)	92.2900	09/30/2016
Purchase of Ordinary Shares	191,446	92.3146	09/30/2016
Sale of Cash-Settled Total Return Swap	(191,446)	92.6300	10/03/2016
Purchase of Ordinary Shares	191,446	92.6583	10/03/2016
Sale of Cash-Settled Total Return Swap	(162,669)	94.1500	10/04/2016
Purchase of Ordinary Shares	162,669	94.1797	10/04/2016
Purchase of Ordinary Shares	36,877	88.7065	10/11/2016
Purchase of Ordinary Shares	1,760	80.1420	11/03/2016
Purchase of Ordinary Shares	4,348	81.8548	11/03/2016
Purchase of Ordinary Shares	5,368	82.0175	11/03/2016
Purchase of Ordinary Shares	1,044	83.7512	11/03/2016
Purchase of Ordinary Shares	680	84.1420	11/03/2016
Purchase of Ordinary Shares	1,100	82.5354	11/04/2016
Purchase of Ordinary Shares	121	80.7027	11/08/2016
Purchase of Ordinary Shares	1,012	80.9963	11/08/2016
Purchase of Ordinary Shares	495	81.2673	11/08/2016
Purchase of Ordinary Shares	1,350	82.0536	11/09/2016
Purchase of Ordinary Shares	1,080	86.0345	11/10/2016
Purchase of Ordinary Shares	860	87.8169	11/10/2016
Purchase of Ordinary Shares	270	88.0736	11/10/2016
Purchase of Ordinary Shares	1,242	88.0736	11/10/2016
Purchase of Ordinary Shares	868	89.1834	11/10/2016
Purchase of Ordinary Shares	1,080	89.4579	11/11/2016

STARBOARD LEADERS SELECT III LP

Sale of Forward Contract	(64,483)	91.4122	09/19/2016
Purchase of Ordinary Shares	64,483	91.4122	09/19/2016
Sale of Ordinary Shares	(5,465)	97.9651	09/23/2016
Purchase of Ordinary Shares	7,335	88.7065	10/11/2016
Purchase of Ordinary Shares	360	80.1420	11/03/2016
Purchase of Ordinary Shares	889	81.8548	11/03/2016
Purchase of Ordinary Shares	1,098	82.0175	11/03/2016
Purchase of Ordinary Shares	214	83.7512	11/03/2016
Purchase of Ordinary Shares	139	84.1420	11/03/2016
Purchase of Ordinary Shares	225	82.5354	11/04/2016
Purchase of Ordinary Shares	25	80.7027	11/08/2016
Purchase of Ordinary Shares	207	80.9963	11/08/2016
Purchase of Ordinary Shares	101	81.2673	11/08/2016
Purchase of Ordinary Shares	250	82.0536	11/09/2016
Purchase of Ordinary Shares	200	86.0345	11/10/2016
Purchase of Ordinary Shares	159	87.8169	11/10/2016
Purchase of Ordinary Shares	50	88.0736	11/10/2016
Purchase of Ordinary Shares	230	88.0736	11/10/2016
Purchase of Ordinary Shares	161	89.1834	11/10/2016
Purchase of Ordinary Shares	200	89.4579	11/11/2016

CUSIP NO. G97822103

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Sale of Cash-Settled Total Return Swap	(202,134)	93.2292	09/15/2016
Sale of Cash-Settled Total Return Swap	(38,500)	93.2500	09/15/2016
Purchase of Ordinary Shares	240,634	93.2691	09/15/2016
Sale of Ordinary Shares	(6,546)	97.9651	09/23/2016
Purchase of Ordinary Shares	3,110	88.7065	10/11/2016
Purchase of Ordinary Shares	197,880	80.1420	11/03/2016
Purchase of Ordinary Shares	488,754	81.8548	11/03/2016
Purchase of Ordinary Shares	603,534	82.0175	11/03/2016
Purchase of Ordinary Shares	117,453	83.7512	11/03/2016
Purchase of Ordinary Shares	76,479	84.1420	11/03/2016
Purchase of Ordinary Shares	123,675	82.5354	11/04/2016
Purchase of Ordinary Shares	13,654	80.7027	11/08/2016
Purchase of Ordinary Shares	113,781	80.9963	11/08/2016
Purchase of Ordinary Shares	55,604	81.2673	11/08/2016
Purchase of Ordinary Shares	123,400	82.0536	11/09/2016
Purchase of Ordinary Shares	98,720	86.0345	11/10/2016
Purchase of Ordinary Shares	78,581	87.8169	11/10/2016
Purchase of Ordinary Shares	24,680	88.0736	11/10/2016
Purchase of Ordinary Shares	113,528	88.0736	11/10/2016
Purchase of Ordinary Shares	79,371	89.1834	11/10/2016
Purchase of Ordinary Shares	98,720	89.4579	11/11/2016